

August 23, 2022

Steven E. Shelton
Chief Executive Officer
California BanCorp
1300 Clay Street, Suite 500
Oakland, CA 94612

      Re: California BanCorp
          Registration Statement on Form S-3
          Filed August 18, 2022
          File No. 333-266959

Dear Mr. Shelton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance